UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

Genius Brands International, Inc.

(Name of Issuer)

Common stock, par value $0.001 per share

(Title of Class of Securities)

37229T103

(CUSIP Number)

December 31, 2014

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)
☒ Rule 13d-1(c)
☐ Rule 13d-1(d)
* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.: 37229T103

1	NAME OF REPORTING PERSON Wolverine Flagship Fund Trading Limited I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
	6	SHARED VOTING POWER 44,800 shares of common stock Series A Convertible Preferred Stock convertible into 1,250,000 shares of common stock*
	7	SOLE DISPOSITIVE POWER
	8	SHARED DISPOSITIVE POWER 44,800 shares of common stock Series A Convertible Preferred Stock convertible into 1,250,000 shares of common stock*
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 44,800 shares of common stock Series A Convertible Preferred Stock convertible into 1,250,000 shares of common stock*
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 9.99%* (see Item 4)
12	TYPE OF REPORTING PERSON OO

* As more fully described in Item 4, the Series A Convertible Preferred Stock may not be converted to the extent that the holder or any of its affiliates would own more than 9.99% of the outstanding common stock of the Issuer after such conversion, and the Series A Convertible Preferred Stock may not be voted to the extent that the holder or any of its affiliates would control more than 9.99% of the voting power of the Issuer.  The securities reported in rows (6), (8) and (9) show the number of shares of common stock that would be issuable upon full conversion of the Series A Convertible Preferred Stock and do not give effect to the foregoing limitations.  Therefore, the actual number of shares of common stock beneficially owned by the reporting person, after giving effect to these limitations, is less than the number of securities reported in rows (6), (8) and (9).

CUSIP No.: 37229T103

1	NAME OF REPORTING PERSON Wolverine Asset Management, LLC I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Illinois
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
	6	SHARED VOTING POWER 44,800 shares of common stock Series A Convertible Preferred Stock convertible into 1,250,000 shares of common stock*
	7	SOLE DISPOSITIVE POWER
	8	SHARED DISPOSITIVE POWER 44,800 shares of common stock Series A Convertible Preferred Stock convertible into 1,250,000 shares of common stock*
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 44,800 shares of common stock Series A Convertible Preferred Stock convertible into 1,250,000 shares of common stock*
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 9.99%* (see Item 4)
12	TYPE OF REPORTING PERSON IA

* As more fully described in Item 4, the Series A Convertible Preferred Stock may not be converted to the extent that the holder or any of its affiliates would own more than 9.99% of the outstanding common stock of the Issuer after such conversion, and the Series A Convertible Preferred Stock may not be voted to the extent that the holder or any of its affiliates would control more than 9.99% of the voting power of the Issuer.  The securities reported in rows (6), (8) and (9) show the number of shares of common stock that would be issuable upon full conversion of the Series A Convertible Preferred Stock and do not give effect to the foregoing limitations.  Therefore, the actual number of shares of common stock beneficially owned by the reporting person, after giving effect to these limitations, is less than the number of securities reported in rows (6), (8) and (9).

CUSIP No.: 37229T103

1	NAME OF REPORTING PERSON Wolverine Holdings, L.P. I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Illinois
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
	6	SHARED VOTING POWER 44,800 shares of common stock Series A Convertible Preferred Stock convertible into 1,250,000 shares of common stock*
	7	SOLE DISPOSITIVE POWER
	8	SHARED DISPOSITIVE POWER 44,800 shares of common stock Series A Convertible Preferred Stock convertible into 1,250,000 shares of common stock*
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 44,800 shares of common stock Series A Convertible Preferred Stock convertible into 1,250,000 shares of common stock*
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 9.99%* (see Item 4)
12	TYPE OF REPORTING PERSON HC

* As more fully described in Item 4, the Series A Convertible Preferred Stock may not be converted to the extent that the holder or any of its affiliates would own more than 9.99% of the outstanding common stock of the Issuer after such conversion, and the Series A Convertible Preferred Stock may not be voted to the extent that the holder or any of its affiliates would control more than 9.99% of the voting power of the Issuer.  The securities reported in rows (6), (8) and (9) show the number of shares of common stock that would be issuable upon full conversion of the Series A Convertible Preferred Stock and do not give effect to the foregoing limitations.  Therefore, the actual number of shares of common stock beneficially owned by the reporting person, after giving effect to these limitations, is less than the number of securities reported in rows (6), (8) and (9).

CUSIP No.: 37229T103

1	NAME OF REPORTING PERSON Wolverine Trading Partners, Inc. I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Illinois
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
	6	SHARED VOTING POWER 44,800 shares of common stock Series A Convertible Preferred Stock convertible into 1,250,000 shares of common stock*
	7	SOLE DISPOSITIVE POWER
	8	SHARED DISPOSITIVE POWER 44,800 shares of common stock Series A Convertible Preferred Stock convertible into 1,250,000 shares of common stock*
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 44,800 shares of common stock Series A Convertible Preferred Stock convertible into 1,250,000 shares of common stock*
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 9.99%* (see Item 4)
12	TYPE OF REPORTING PERSON CO/HC

* As more fully described in Item 4, the Series A Convertible Preferred Stock may not be converted to the extent that the holder or any of its affiliates would own more than 9.99% of the outstanding common stock of the Issuer after such conversion, and the Series A Convertible Preferred Stock may not be voted to the extent that the holder or any of its affiliates would control more than 9.99% of the voting power of the Issuer.  The securities reported in rows (6), (8) and (9) show the number of shares of common stock that would be issuable upon full conversion of the Series A Convertible Preferred Stock and do not give effect to the foregoing limitations.  Therefore, the actual number of shares of common stock beneficially owned by the reporting person, after giving effect to these limitations, is less than the number of securities reported in rows (6), (8) and (9).

CUSIP No.: 37229T103

1	NAME OF REPORTING PERSON Christopher L. Gust I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION US Citizen
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
	6	SHARED VOTING POWER 44,800 shares of common stock Series A Convertible Preferred Stock convertible into 1,250,000 shares of common stock*
	7	SOLE DISPOSITIVE POWER
	8	SHARED DISPOSITIVE POWER 44,800 shares of common stock Series A Convertible Preferred Stock convertible into 1,250,000 shares of common stock*
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 44,800 shares of common stock Series A Convertible Preferred Stock convertible into 1,250,000 shares of common stock*
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 9.99%* (see Item 4)
12	TYPE OF REPORTING PERSON IN/HC

* As more fully described in Item 4, the Series A Convertible Preferred Stock may not be converted to the extent that the holder or any of its affiliates would own more than 9.99% of the outstanding common stock of the Issuer after such conversion, and the Series A Convertible Preferred Stock may not be voted to the extent that the holder or any of its affiliates would control more than 9.99% of the voting power of the Issuer.  The securities reported in rows (6), (8) and (9) show the number of shares of common stock that would be issuable upon full conversion of the Series A Convertible Preferred Stock and do not give effect to the foregoing limitations.  Therefore, the actual number of shares of common stock beneficially owned by the reporting person, after giving effect to these limitations, is less than the number of securities reported in rows (6), (8) and (9).

CUSIP No.: 37229T103

1	NAME OF REPORTING PERSON Robert R. Bellick I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION US Citizen
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
	6	SHARED VOTING POWER 44,800 shares of common stock Series A Convertible Preferred Stock convertible into 1,250,000 shares of common stock*
	7	SOLE DISPOSITIVE POWER
	8	SHARED DISPOSITIVE POWER 44,800 shares of common stock Series A Convertible Preferred Stock convertible into 1,250,000 shares of common stock*
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 44,800 shares of common stock Series A Convertible Preferred Stock convertible into 1,250,000 shares of common stock*
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 9.99%* (see Item 4)
12	TYPE OF REPORTING PERSON IN/HC

* As more fully described in Item 4, the Series A Convertible Preferred Stock may not be converted to the extent that the holder or any of its affiliates would own more than 9.99% of the outstanding common stock of the Issuer after such conversion, and the Series A Convertible Preferred Stock may not be voted to the extent that the holder or any of its affiliates would control more than 9.99% of the voting power of the Issuer.  The securities reported in rows (6), (8) and (9) show the number of shares of common stock that would be issuable upon full conversion of the Series A Convertible Preferred Stock and do not give effect to the foregoing limitations.  Therefore, the actual number of shares of common stock beneficially owned by the reporting person, after giving effect to these limitations, is less than the number of securities reported in rows (6), (8) and (9).

CUSIP No.: 37229T103

ITEM 1(a).	NAME OF ISSUER:
Genius Brands International, Inc.

ITEM 1(b).	ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:
9401 Wilshire Boulevard Suite 608 Beverly Hills, California 90212

ITEM 2(a).	NAME OF PERSON FILING:
Wolverine Flagship Fund Trading Limited Wolverine Asset Management, LLC Wolverine Holdings, L.P. Wolverine Trading Partners, Inc. Christopher L. Gust Robert R. Bellick

ITEM 2(b).	ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:
c/o Wolverine Asset Management, LLC 175 West Jackson Blvd., Suite 340 Chicago, Illinois 60604

ITEM 2(c).	CITIZENSHIP:

Wolverine Flagship Fund Trading Limited – Cayman Islands
Wolverine Asset Management, LLC – Illinois
Wolverine Holdings, L.P. – Illinois
Wolverine Trading Partners, Inc. – Illinois
Christopher L. Gust – US Citizen
Robert R. Bellick – US Citizen

ITEM 2(d).	TITLE OF CLASS OF SECURITIES:
Common stock, par value $0.001 per share

ITEM 2(e).	CUSIP NUMBER:
37229T103

ITEM 3.	IF THIS STATEMENT IS FILED PURSUANT TO SECTION 240.13d-1(b), or 13d-2(b) or (c) CHECK WHETHER THE PERSON FILING IS A:
	(a)	☐ Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78c);
	(b)	☐ Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c);
	(c)	☐ Insurance company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c);
	(d)	☐ Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8);
	(e)	☐ An investment adviser in accordance with 240.13d-1(b)(1)(ii)(E);
	(f)	☐ An employee benefit plan or endowment fund in accordance with 240.13d-1(b)(1)(ii)(F);
	(g)	☐ A parent holding company or control person in accordance with 240.13d-1(b)(1)(ii)(G);

(h)	☐ A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
(i)	☐ A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
(j)	☐ A non-U.S. institution in accordance with 240.13d-1(b)(1)(ii)(J);
(k)	☐ Group, in accordance with 240.13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with 240.13d1(b)(1)(ii)(J), please specify the type of institution:

ITEM 4.	OWNERSHIP:
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.
	(a)	Amount beneficially owned:

Wolverine Flagship Fund Trading Limited (the “Fund”) holds (i) 44,800 shares of common stock of the Issuer and (ii) Series A Convertible Preferred Stock convertible into 1,250,000 shares of the common stock of the Issuer.

The Series A Convertible Preferred Stock may not be converted to the extent that the holder or any of its affiliates would own more than 9.99% of the outstanding common stock of the Issuer after such conversion.  To the extent that holders of the Series A Convertible Preferred Stock are entitled to vote on a matter with holders of shares of common stock, the Series A Convertible Preferred Stock may not be voted to the extent that the holder or any of its affiliates would control more than 9.99% of the voting power of the Issuer.

Wolverine Asset Management, LLC (“WAM”) is the investment manager of the Fund and has voting and dispositive power over the securities described above. The sole member and manager of WAM is Wolverine Holdings, L.P. (“Wolverine Holdings”). Robert R. Bellick and Christopher L. Gust may be deemed to control Wolverine Trading Partners, Inc. (“WTP”), the general partner of Wolverine Holdings.

	(b)	Percent of class:
9.99% (as described in Item 4(a) above)
	(c)	Number of shares as to which the person has:
(i) Sole power to vote or to direct the vote:
0
(ii) Shared power to vote or to direct the vote:

Each of WAM, Wolverine Holdings, WTP, Mr. Bellick, and Mr. Gust has shared power to vote or direct the vote of (i) 44,800 shares of common stock of the Issuer and (ii) to the extent that holders of the Series A Convertible Preferred Stock are entitled to vote on a matter with holders of shares of common stock, Series A Convertible Preferred Stock convertible into 1,250,000 shares of the common stock of the Issuer, subject to the limitations set forth in Item 4(a) above.

(iii) Sole power to dispose or to direct the disposition of:
0

(iv) Shared power to dispose or to direct the disposition of:

Each of WAM, Wolverine Holdings, WTP, Mr. Bellick, and Mr. Gust have shared power to dispose or to direct the disposition of (i) 44,800 shares of common stock of the Issuer and (ii) Series A Convertible Preferred Stock convertible into 1,250,000 shares of the common stock of the Issuer subject to the limitations set forth in Item 4(a) above.

ITEM 5.	OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS:

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

ITEM 6.	OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON:
Not applicable.
ITEM 7.	IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY:
Not applicable.
ITEM 8.	IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP:
Not applicable.
ITEM 9.	NOTICE OF DISSOLUTION OF GROUP:
Not applicable.
ITEM 10.	CERTIFICATION:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  February 17, 2015

Wolverine Flagship Fund Trading Limited

/s/ Kenneth L. Nadel
Signature

Kenneth L. Nadel, Director
Name/Title

Wolverine Asset Management, LLC

/s/ Kenneth L. Nadel
Signature

Kenneth L. Nadel, Chief Operating Officer
Name/Title

Wolverine Holdings, L.P.

/s/Christopher L. Gust
Signature

Christopher L. Gust, Managing Director
Name/Title

Wolverine Trading Partners, Inc.

/s/Christopher L. Gust
Signature

Christopher L. Gust, Authorized Signatory
Name/Title

/s/Christopher L. Gust
Christopher L. Gust

/s/ Robert R. Bellick
Robert R. Bellick

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).